EXHIBIT 3.1(f)

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of American Southwest Holdings, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “Article IV, Section 1” so that, as amended, said Article shall be and read as follows:

The stock of the corporation is of one class, namely common stock, in the amount of three hundred million (300,000,000) shares of the par value of $.001 each. There shall be no cumulative voting by shareholders. Each holder of the common stock shall be entitled to one vote for each share of common stock standing in his name on the books of the corporation.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of March, 2005.

By:	/s/ Alan Doyle

Authorized Officer Title: President Name: Alan Doyle